Exhibit (a)(5)(iv)
TRUST VENTURE COMPANY, LLC ANNOUNCES INCREASED
TENDER OFFER PRICE FOR TORCH ENERGY ROYALTY TRUST
AND EXTENSION OF EXPIRATION DATE TO JUNE 28, 2007
Greenwich, CT, June 8, 2007 — Trust Venture Company, LLC (“Trust Venture”) has increased the price for its previously announced cash tender offer to purchase any and all of the outstanding Units of Beneficial Interest (“Units”) of Torch Energy Royalty Trust (NYSE:TRU) (the “Trust”) from $8.00 per Unit to $8.25 per Unit, net to the seller in cash, without interest.
In addition, the tender offer, which expired at 12:00 midnight, New York City time, on June 7, 2007, has been extended through 12:00 midnight, New York City time, on Thursday, June 28, 2007. As of the close of business on June 7, 2007, a total of approximately 1.6 million Units have been tendered and not withdrawn.
Unitholders of the Trust who have already tendered their Units and have not withdrawn their tenders need not take any additional action with respect to the amended tender offer. Those Unitholders will receive the increased offer price of $8.25 per Unit upon consummation of the offer. Unitholders who wish to tender may use the Letter of Transmittal and other forms provided by Trust Venture in its May 10, 2007 mailing.
The increased offer price represents a 29.5% premium over the reported closing price of the Units on the New York Stock Exchange on May 9, 2007, the last full trading day prior to the commencement of the tender offer. The tender offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the tender offer at least the number of Units that, together with the Units owned by Trust Venture, would constitute at least 66 2/3% of the outstanding Units as of the date the Units are accepted for payment by Trust Venture pursuant to the tender offer.
The members of Trust Venture are Trust Acquisition Company, LLC, a Delaware limited liability company, and Douglas L. Holbrook. Trust Venture currently owns 315,600 Units, representing approximately 3.7% of the 8,600,000 Units currently outstanding.
Baker Botts L.L.P. is acting as legal counsel to Trust Venture in connection with the tender offer. Innisfree M&A Incorporated is acting as information agent and The Bank of New York is acting as depositary.
Important Legal Information
This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any Units.
THE TENDER OFFER IS BEING MADE PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS. UNIT HOLDERS ARE URGED TO READ TRUST VENTURE’S OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS, INCLUDING THE SCHEDULE TO ON MAY 10, 2007, AS AMENDED BY AMENDMENT NO. 1 ON MAY 29, 2007 AND AMENDMENT NO. 2 ON JUNE 8, 2007, REGARDING THE TENDER OFFER THAT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. UNIT HOLDERS MAY OBTAIN FREE COPIES OF THESE DOCUMENTS AT THE SEC’S WEB SITE AT WWW.SEC.GOV OR BY CALLING INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER AT 888-750-5834 (TOLL FREE FROM THE U.S. AND CANADA). UNIT HOLDERS SHOULD NOT CONSTRUE THE CONTENTS OF THIS RELEASE OR OTHER MATERIALS FURNISHED TO THEM BY TRUST VENTURE OR ITS SERVICE PROVIDERS AS INVESTMENT, LEGAL OR TAX ADVICE. EACH UNIT HOLDER SHOULD CONSULT WITH ITS OWN PROFESSIONAL ADVISERS AS TO WHETHER TO PARTICIPATE IN THE TENDER OFFER.
Contacts:

Investors:	Media:
Innisfree M&A Incorporated	Kekst and Company
Alan Miller/Jennifer Shotwell	Adam Weiner/Todd Fogarty
212-750-5833	212-521-4800

# # #